GKM
GOLDMAN
KURLAND
MOHIDIN

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporate by reference in this Registration Statement on Form S-3 of our report dated March 29, 2011 relating to the consolidated financial statements of Zoom Technologies, Inc, Affiliates and Subsidiaries (the "Company") as of and for the years ended December 31, 2010 and 2009 which appears on Company's Annual Report on Form 10-K filed with the SEC on March 29, 2011. We also consent to the reference to us under the heading "Experts" in this Registration Statement.

Goldman Kurland Mohidin LLP

Goldman Kurland and Mohidin, LLP
Encino, California
December 14, 2011

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
16133 Ventura Blvd., Suite 880 Encino, CA 91436
Tel 818-784-9000 Fax 818-784-9010